Koios Medical, Inc.

Financial Statements and Report

December 31, 2023

Table of Contents



Independent Accountant's Review Report

To Management of:
Koios Medical, Inc.

We have reviewed the accompanying financial statements of Koios Medical, Inc. (the Company), which comprise the balance sheet as of December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Koios Medical, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has had recurring losses from operations and net cash outflows and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
April 26, 2024

Koios Medical, Inc.
Balance Sheet (Unaudited)
As of December 31, 2023

	Note		
Assets			
Current Assets			
Cash and cash equivalents	1.f	$	2,123,822
Accounts receivable	1.g		132,356
Related party receivables	2		25,389
Prepaid expenses	3		109,161
Total Current Assets			2,390,728
Noncurrent Assets			
Property, plant, and equipment	4		13,975
Right-of-use assets, operating leases	5		105,915
Security deposits			55,717
Total Noncurrent Assets			175,607
Total Assets			2,566,335
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses	6		310,985
Operating lease liabilities, current	5		105,914
Deferred revenue	1.l		621,267
Total Current Liabilities			1,038,166
Total Liabilities			1,038,166
Stockholders' Equity	8		
Series A voting preferred stock $0.00001 par value, 6,333,209 shares authorized; 6,333,209 shares issued and outstanding, (liquidation preference of $18,861,737)			63
Series B voting preferred stock $0.00001 par value, 5,400,000 shares authorized; 4,338,877 shares issued and outstanding, (liquidation preference of $15,286,170)			43
Common stock, $0.00001 par value, 20,000,000 shares authorized; 6,616,924 shares issued and 4,345,374 outstanding			66
Treasury stock at cost (2,271,550 shares of common stock)			(2,271,550)
Additional paid-in capital			37,949,415
Retained Earnings (Accumulated Deficit)			(34,149,868)
Total Stockholders' Equity			1,528,169
Total Liabilities & Stockholders' Equity		$	2,566,335

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.
Statement of Income (Unaudited)
For the year ended December 31, 2023

	Note		
Revenues	9	$	335,214
Cost of sales	1.k		140,732
Gross Profit			194,482
Operating Expenses			
Selling expenses			924,182
General and administrative expenses (includes noncash compensation of $120,985)			2,953,357
Research and development	1.m		2,041,632
Total Operating Expenses			5,919,171
Operating Income (Loss)			(5,724,689)
Other Income (Expense)			
Interest income			118,161
Interest expense			(3,503)
Other income			35,231
Total Other Income (Expense)			149,889
Net Income (Loss)		$	(5,574,800)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.

Statement of Changes in Stockholders' Equity

For the year ended December 31, 2023

	Series A Preferred Shares	Series A Preferred A mount	Series B Preferred Shares	Series B Preferred Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock	Retained Earnings (Accumulat ed Deficit)	Total Stockholder s' Equity
Balance at January 1, 2023	6,333,209	$ 63	-	$	6,586,561	$ 66	$20,528,145	$(2,271,550)	$(28,575,068)	$(10,318,344)
Net income (loss)	-	-	-		-	-	-	-	(5,574,800)	(5,574,800)
Issuance of Preferred B-3 Shares, net of $25,000 in issuance costs	-	-	1,994,626	20	-	-	7,974,976	-	-	7,974,996
Conversion of notes to Preferred B-1 and B-2 shares, net of conversion fees	-	-	2,344,251	23	-	-	9,316,153	-	-	9,316,176
Issuance of common stock	-	-	-		30,363	-	9,156	-	-	9,156
Stock-based compensation	-	-	-		-	-	120,985	-	-	120,985
Balance at December 31, 2023	6,333,209	$ 63	4,338,877	$ 43	6,616,924	$ 66	$37,949,415	$(2,271,550)	$(34,149,868)	$1,528,169

6

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.
Statement of Cash Flows (Unaudited)
For the year ended December 31, 2023

Cash Flows	
Cash Flows From Operating Activities	
Net income (loss)	$ (5,574,800)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in)	
Operating Activities	
Depreciation and amortization	3,388
Amortization of right-of-use assets	102,600
Share based compensation	120,985
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in)	226,973
Operating Activities	
(Increase) decrease in operating assets, net of effects of businesses acquired	
Accounts receivable	(113,356)
Related party receivables	(4,012)
Prepaid expenses	(48,066)
Security deposits	10,960
Increase (decrease) in operating liabilities, net of effects of businesses acquired	
Accounts payable and accrued liabilities	(45,706)
Operating lease obligations	(101,491)
Deferred revenue	27,428
Net Cash Provided by (Used in) Operating Activities	(5,622,070)
Cash Flows from Investing Activities	
Purchase of property, plant, and equipment	(17,363)
Cash Flows from Financing Activities	
Repayment of line of credit	(210,166)
Proceeds from issuance of Preferred B-3 stock	7,999,996
Proceeds from issuance of common stock	9,156
Payments for conversion fees and equity issuance costs	(94,018)
Net Cash Provided by (Used in) Financing Activities	7,704,968
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	2,065,535
Cash, cash equivalents, and restricted cash at beginning of year	58,287
Cash, Cash Equivalents, and Restricted Cash at End of Year	2,123,822

Supplemental Cash Flow Information

  Cash Paid During the Year for

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.

Statement of Cash Flows (Unaudited)

For the year ended December 31, 2023

Interest		3,503
Income taxes		1,934
Noncash Investing and Financing Activities		
Noncash conversion of convertible notes at fair value to Preferred Stock Series B	$	9,316,176

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

1. Summary of significant accounting policies

a. Nature of operations

Koios Medical, Inc. (the Company) was incorporated in the state of Delaware on April 6, 2011 as "Clearview Diagnostics, Inc." and amended and restated the Certificate of Incorporation on April 26, 2018 to change the name to Koios Medical, Inc. The Company is a privately held medical technology company specializing in the application of artificial intelligence learning to diagnostic radiology.

The Company's breast and thyroid ultrasound image analysis and decision software is a registered device with the FDA and is protected by fifteen US and international patents and several pending patents related to image processing and machine learning for radiology.

b. Basis of accounting

The Company's financial statements have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") of the Financial Accounting Standards Board ("FASB").

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

The Company determines fair value measurements used in its financial statements based upon the exit price, that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive for any transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company's cash, current assets and liabilities are carried at cost, which approximates fair value due to the short-term nature of these instruments.

e. Income taxes

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

The Company accounts for income taxes using the asset and liability method in accordance with ASC Topic 740, *Income Taxes*. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred taxes of a change in a tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company also accounts for uncertain tax positions in accordance with ASC Topic 740, *Income Taxes*. This guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company's income tax returns. As of December 31, 2023, the Company had no uncertain tax positions which affected its financial position, its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. There are no estimated interest costs or penalties provided for in the Company's financial statements for the years ended December 31, 2023. If at any time the Company should record interest and penalties in connection with income taxes, the interest and the penalties will be expensed within the interest and general and administrative expenses.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

g. Accounts receivable

Accounts receivable are reported at their outstanding unpaid balance reduced by an allowance for doubtful accounts. The Company estimates allowance for doubtful accounts based on historical experience and management's evaluation of outstanding receivables. Accounts are written off when they are deemed uncollectible. As of December 31, 2023, management determined that no allowance for doubtful accounts is required.

h. Property, plant and equipment

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

Property recorded as furniture is depreciated over 5 years. Expenditures for repairs and maintenance are expensed as incurred.

i. Leases

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

In February 2016, the FASB issued guidance ASC Topic 842, Leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the standard effective January 1, 2022 and recognized and measured leases existing at January 1, 2022 (the beginning of the period of adoption), with certain practical expedients available. Lease disclosures for the year ended December 31, 2021 are made under prior lease guidance in FASB ASC 840. Accordingly, the Company applied the guidance to each lease that had commenced as of the adoption date and also elected a package of practical expedients which included the following: no requirement to reassess the following:

(a) whether any expired or existing contracts are, or contain, leases,
(b) the lease classification for any expired or existing leases, and
(c) the recognition requirements for initial direct costs for any existing leases.

The Company also elected a practical expedient to account for lease and non-lease components as a single lease component for all classes of underlying assets.

The Company excludes short-term leases having initial terms of twelve months or less from the new guidance as an accounting policy election and recognizes rent expense for such leases on a straight-line basis over the lease term. In calculating the related lease liabilities at the time of adoption, the Company utilized historical experience when determining the noncancelable portion of the lease term and elected to use the risk-free rate as the discount rate. The Company determines if an arrangement is a lease at inception.

The Company leases its building facility and records the lease as operating lease ROU assets and operating lease liabilities (current portion and long-term portion) on the accompanying consolidated balance sheet. Operating lease ROU assets and the related lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The operating lease ROU assets also include lease incentives and initial direct costs incurred. For operating leases, interest on the lease liability and the amortization of ROU asset result in straight-line rent expense over the lease term.

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

In December 2022, the Company extended the existing lease for a period of two years which will expire in December 2024 and also to reduce the monthly lease payments. As this modification does not result in recognition of separate contract, the Company reallocated the remaining consideration in the contract and remeasure the lease liability using a discount rate for the lease determined at the effective date of the extension. The Company also reassessed the lease classification and concludes to be an operating lease. As a result of the lease extension, the Company remeasured its lease liability and recognize the amount resulting from the remeasurement of the lease liability as an adjustment to the corresponding ROU Asset.

j. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Software access and support revenue is recognized over the term of the contract. Installation revenue is recognized when the service is performed.

k. Cost of sales

Costs of sales includes expenses directly related to the deployment of Koios DS software. These expenses include salaries, related payroll expenses, and travel and meals for employees associated with software deployment and enablement and engagement related to the training of end users of Koios DS software.

l. Deferred revenue

14

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

Deferred revenue is a liability primarily related to billings in advance of revenue recognition from the Company's software access and support revenue described above. Deferred revenue is recognized as the Company satisfies its performance obligations. The Company generally invoices its customers in annual installments. Amounts that have been invoiced are initially recorded in accounts receivable and deferred revenue. Deferred revenue that will be recognized in the succeeding 12-month period is recorded in other current liabilities on the balance sheet. Deferred revenue as of December 31, 2023 was $621,267, which is included in other current liabilities.

m. Research and development expenses

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct software image analysis testing and manufacture diagnostic supplies and materials. The Company accrues for costs incurred by external service providers, including contract research organizations and clinical investigators, based on its estimates of services performed and costs incurred. These estimates include the level of services performed by third parties, patient enrollment in clinical trials, administrative costs incurred by third parties, and other indicators of the services completed. Based on the timing of amounts invoiced by service providers, the Company may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as the related services are rendered.

n. Stock-based compensation

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

The Company recognizes expense for stock-based compensation in accordance with ASC Topic 718, *Stock-Based Compensation*. ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. ASC 718 requires the Company measures all stock options and other stock-based awards granted to employees based on the fair value on the date of the grant and recognizes compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award, and is calculated using the Black-Scholes option-pricing model. Generally, the Company issues stock options to employees with only service-based vesting conditions and records the expense for these awards using the straight-line method.

In consideration the fair value of the underlying stock when the Company granted options, the Company will consider several factors including the fair values established by market transactions. Stock option-based compensation includes significant estimates and judgments of when stock options might be exercised, forfeiture rates and stock price volatility. The timing of option exercises is out of the Company's control and depends upon a number of factors including the Company's market value and the financial objectives of the option holders. These estimates can have a material impact on the stock compensation expense but will have no impact on the cash flows. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period the estimates are revised.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical data regarding the volatility of a publicly traded set of peer companies. The expected term of stock options granted to nonemployees is between 5 and 7 years. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

o. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Related party transactions

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

The Customer Group is an entity managed and controlled by Koios Medical CEO, Chad McClennan. The Customer Group is not currently an active consulting operation. The Customer Group continues to use an American Express account. For convenience, Koios Medical has agreed to pay The Customer Group American Express account used by Koios Medical CEO Chad McClennan. The vast majority of any amounts charged to this American Express card are for expenses that are for Koios Medical. A few expenses on this American Express card are the responsibility respectively of The Customer Group or Chad McClennan personally. Koios Medical finance personnel review all expenses on this American Expense card monthly and allocate the expenses to the appropriate party. Both The Customer Group and Chad McClennan have agreed to repay amounts advanced by Koios Medical and paid to America Express on their behalf. Koios Medical does not charge interest on outstanding amounts owed and there is at present no definitive date set for repayment.

For the year ended December 31, 2023, the total amount of general and administrative expenses recognized under these arrangements was $4,012. The cumulative balance owed to the Company under these arrangements was $25,389 as of December 31, 2023.

3. Prepaid expenses

Prepaid expenses consist of the following:

Prepaid insurance	$	35,134
Prepaid legal expense		23,835
Other prepaid expenses		50,192
Total	$	109,161

4. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

Furniture and equipment	$	196,118
Total Accumulated Depreciation		(182,143)
Property, plant, and equipment, net	$	13,975

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

Depreciation expense during the year ended December 31, 2023 was $3,388, which is included in general and administrative expenses.

5. Operating leases

The Company leases office space in 242 West 38th Street, New York, NY United States under operating lease agreements since 2019 which expired in December 2022. In December 2022, the Company renewed the existing lease agreement for a period of two years. The lease extends the lease term for two years and the agreement will expire in December 2024. The monthly rent is $8,921 effective January 2023. The Company is also required to pay utilities, insurance and other costs relating to the leased facilities which are variable. The lease was granted for fixed rental payments with no rent holidays or any lease incentives during the lease renewal term and also does not contain any bargain purchase options or any extended renewal options.

Rent expense for the year ended December 31, 2023 was approximately $114,687 which included operating lease expenses associated with the lease.

The Company's lease liabilities all mature in 2024 and a summary of lease liabilities is as follows:

Total lease payments	$	109,722
Less: Imputed interest		(3,807)
Total current lease liabilities	$	105,915

Cash paid for amounts included in the measurement of operating lease liabilities:

Operating cash flows from operating leases	$109,722
Weighted-average remaining lease term	1 year
Weighted-average discount rate	5%

6. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

Trade accounts payable	$	114,533
Accrued expenses		102,603
Accrued payroll and related benefits		93,849
Total	$	310,985

7. Income taxes

At December 31, 2023, deferred taxes are as follows:

Net operating loss carryforwards	$	6,394,712
Capitalized research and development costs		1,998,752
Research credit carryforward		692,314
Charitable contributions		16,931
Other deferred items		16,407
Total		9,119,116
Valuation Allowance	$	(9,119,116)
Net deferred tax assets		-

The Company does not have a current tax provision in 2023 due to net losses generated for income tax purposes. As the Company is unable to conclude, due to its pre-tax losses since inception, that it is more likely than not that the benefits will be realized, it has provided a valuation allowance to offset the related deferred tax assets. As of December 31, 2023, the Company had federal net operating loss carryforwards of approximately $24,350,000 of which $1,022,000 which will begin to expire in 2032. The Federal Net Operating losses incurred after December 31, 2017 of approximately $23,330,000 will carry forward indefinitely. The Company has state net operating losses of approximately $21,900,000 as of December 31, 2023 which will begin to expire in 2032.

The Company has available, for federal income tax purposes, a research credit carryforward of $692,000 as of December 31, 2023 which will begin to expire in 2032.

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

Due to the change in ownership provisions of the Internal Revenue Code, the availability of the Company's net operating loss carryforwards may be subject to annual limitations against taxable income in future periods, which could substantially limit the eventual utilization of such carryforwards. The Company has not analyzed the historical or potential impact of its equity financings on beneficial ownership, and therefore, no determination has been made whether the net operating loss carryforward is subject to any Internal Revenue Code Section 382 limitation. To the extent there is a limitation, there would be a reduction in the deferred tax asset with an offsetting reduction in the valuation allowance.

8. Stockholders' equity

a. Overview

The Company's certificate of incorporation, as amended by the Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation on December 28, 2018, authorized the issuance of two classes of stock to be designated, respectively, "Common Stock" and "Series A Preferred Stock". The Company's capital structure consists of Common Stock and Series A Preferred Stock with certain rights and privileges summarized below. The total number of shares of capital stock that the Company has available to issue is 20,000,000 consisting of 13,000,000 shares of Common Stock, par value $0.00001 per share and 6,333,209 shares of Preferred Stock, par value $0.00001 per share.

b. Series A & B Preferred Stock:

The Series A & B Preferred Stock has the following summarized terms:

i. Dividends

Neither the Series A nor Series B Preferred Stock have a stated dividend rate. The Company cannot declare, pay or set aside any dividends on shares of Common Stock unless the holders of the Preferred A and the Preferred B then outstanding shall first receive a dividend on each outstanding share of Preferred A and Preferred B Stock in accordance with the Certificate of Incorporation.

ii. Liquidation

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid, on a *pari passu* basis, out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Series A Original Issue Price plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Series A Preferred Stock or Common Stock (or any other class or series of capital stock of the Corporation) by reason of their ownership thereof, an amount per share equal to 1.0x times the applicable Series B Original Issue Price, plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series B Liquidation Preference Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of the shares of Common Stock and Series A Preferred Stock,

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

treating for this purpose all outstanding Series A Preferred Stock as if it had been converted to Common Stock pursuant to the terms of this Second Amended and Restated Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Company, without any requirement that any such conversion shall have actually occurred.

iii. Voting

On any matter presented to the stockholders of the Company for their action or consideration of any meeting of stockholders of the Company, each holder of outstanding shares of Series A and Series B Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A and Series B Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company's Certificate of Incorporation, holders of the Series A and Series B Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock bases. The parties' shareholder agreement, voting agreement or other agreement governing the voting of shares by shareholders, shall govern the voting by a shareholder. In addition, the Company is required to obtain the written consent or the affirmative voice of the Series A and Series B Preferred Stockholders for specific corporate activities as defined in the protective provisions of the Certificate of Incorporation for the Series A and Series B Preferred Stockholders respectively.

iv. Conversion

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number for fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price in effect at the time of conversion. The Series A Conversion Price shall initially be equal to $2.97822754. The initial Series A Conversion Price, and the rate at which stars of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment.

Each share of Series B-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number for fully paid and non-assessable shares of Common Stock as is determined by dividing the Series B-1 Original Issue Price by the Series B-1 Conversion Price in effect at the time of conversion. The Series B-1 Conversion Price shall initially be equal to $3.20862013. The initial Series B-1 Conversion Price, and the rate at which stars of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment.

Each share of Series B-2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number for fully paid and non-assessable shares of Common Stock as is determined by dividing the Series B-2 Original Issue Price by the Series B-2 Conversion Price in effect at the time of conversion. The Series B-2 Conversion Price shall initially be equal to $3.00808137. The initial Series B-2 Conversion Price, and the rate at which stars of Series B-2 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment.

Each share of Series B-3 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number for fully paid and non-assessable shares of Common Stock as is determined by dividing the Series B-3 Original Issue Price by the Series B-3 Conversion Price in effect at the time of conversion. The Series B-3 Conversion Price shall initially be equal to $4.01077517. The initial Series B-3 Conversion Price, and the rate at which stars of Series B-3 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment.

v. Redemption

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

If requested by the Requisite Holders (as defined in the Certificate of Incorporation) at any time after the seventh anniversary of the Series B Original Issue Date, February 3, 2023, (the "Redemption Request"), and unless prohibited by Delaware law governing distributions to a stockholder, all issues and outstanding shares of Preferred Stock shall be redeemed by the Company at a price equal to the greater of (A) the applicable Original Issue Price per share, plus all declared by unpaid dividends thereon and (B) the fear market value of a single share of Preferred Stock as of the date of the Company's reception of the Redemption Request paid in three annual installments commencing not more than sixty days after receipt by the Company from the Requisite Holders of a Redemption Request.

9. Revenue

Revenues consist of the following:

Subscription fees	$	313,039
Implementation fees		22,175
Total Revenues	$	335,214

10. Stock-based compensation

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

On March 20, 2018, the Company established the 2018 Equity Incentive Plan, which was later amended on December 28, 2019. The number of shares available for grant or option under the plan shall not exceed 2,088,000 shares. The shares granted or optioned under this plan may be either authorized but unissued or reacquired shares. Awards under the plan may consist of (i) options, (ii) stock awards, and (iii) restricted stock.

The 2018 Stock Incentive Plan may grant restricted stock to eligible persons which entitle the participants to receive the shares underlying those awards upon vesting or upon the expiration of a designated time period following the vesting of those awards. Restricted stock may, in the discretion of the plan administrator, vest in one or more installments over the participant's period of service or upon the attainment of specified performance objectives. Outstanding restricted stock shall automatically terminate, and no shares of common stock shall be issued in satisfaction of those awards, if the performance goals or service requirements established for those awards are not attained or satisfied. The plan administrator shall have the discretionary authority to issue vested shares of common stock under one or more outstanding awards of restricted stock as to which the designated performance goals or service requirements have not been attained or satisfied.

A summary of the activity under the Company's Stock Option Plan for the year ended December 31, 2023 is as follows:

	Options	Weighted Average Exercise Price $	Weighted Average Contractual Life (In Years)
Outstanding as of December 31, 2022	974,819	0.23	6.20
Granted	638,650	0.29	9.54
Exercised	(30,363)	-	-
Forfeited	(4,800)	-	-
Outstanding as of December 31, 2023	1,578,306	0.25	6.91
Options exercisable at December 31, 2023	1,032,025	0.22	5.61
Vested and expected to vest at December 31, 2023	1,032,025	0.22	5.61

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

The Company has estimated the fair value of all stock option awards as of the date of grant by applying the Black- Scholes option-pricing model. The weighted average assumptions used in determining the fair value of options granted during the years ended December 31, 2023 are as follows:

Risk-free interest rate	4%
Expected life	7 years
Expected volatility	65%
Expected dividend yield	0%

For the year ended December 31, 2023, the Company recognized share-based compensation expense of $120,985.

11. Convertible notes

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

From January to April 2021, the Company issued Series B-1 convertible promissory note ("Series B-1 Notes") to various investors inclusive of issuances to certain shareholders of the Company, aggregating to $3,612,595. During November and December 2021, the Company issued Series B-2 convertible promissory notes ("Series B-2 Notes") to various investors, inclusive of issuances to certain shareholders of the Company, aggregating to $1,072,956. During 2022, the Company issued additional Series B-2 Notes to various investors, inclusive of issuances to certain shareholders of the Company, aggregating to $2,410,200.

The Series B-1 and B-2 Notes provided the lenders with various rights and preferences, including interest at a rate of 2% per annum and discounted conversion rights. The Series B-1 and B-2 Notes were set to mature in December 31, 2022 and were due and payable in full, if not otherwise converted. The Series B-1 and Series B-2 Notes were originally due on December 31, 2022 and were subsequently extended until February 28, 2023. At December 31, 2022 and 2021, total accrued interest on the notes was $176,402 and $60,579 on the Series B1 and Series B-2 Notes, included in other current liabilities. The notes contained a redemption feature that allowed for conversion upon satisfaction of certain provisions as described in the note agreements.

The Series B-1 and B-2 Notes contained several embedded conversion rights, including (1) automatic conversion into a future round of equity in a qualified financing or change in control, as defined, at a conversion price at the lessor of a discount of the valuation of the Company as part of the transaction or a Valuation Cap, as defined, or (2) upon election of the holders into Series A Preferred Stock. In February 2023, all principal and accrued interest of Series B-1 and Series B-2 Notes were converted into Series B Preferred Shares upon the completion of a qualified financing.

The amount of Series B-1 Convertible Notes and interest cancelled and converted to Series B-1 shares $3,752,740 (Principal = $3,612,595; Interest = $140,145). The amount of Series B-2 Convertible Notes and interest cancelled and converted to Series B-2 shares $3,533,813 (Principal = $3,483,156; Interest = $50,657).

12. Going concern

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

The accompanying financial statements have been prepared on the basis that the Company is a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company has generated minimal revenues from operations since inception but does expect to do so in the foreseeable future. For the year ended December 31, 2023, the Company incurred a net loss in the amount of $5,574,800 and has an accumulated deficit of $34,149,868 at December 31, 2023. The Company has financed its working capital requirements to date through the sale of common stock, preferred stock, and convertible promissory notes. The Company plans to raise additional funds through the sale of common stock and preferred stock and through a Crowdfunding round under Regulation CF, although there are no assurances the Company will be successful. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classifications of liabilities that may result should the Company be unable to continue as a going concern.

13. Subsequent events

On April 4, 2024 the Company initiated a Crowdfunding round on WeFunder. The Company is currently raising capital on both the WeFunder platform and beyond the platform from institutional investors.

Management evaluated all activity of the Company through April 26, 2024 (the issuance date of the financial statements) and concluded that no **other** subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.